

May 27, 2014

Via E-mail
Salvador Rosillo
President and Chief Executive Officer
HempAmericana, Inc.
78 Reade St
Suite 4FW
New York, NY 10007

> **Re: HempAmericana, Inc.**
> **Amendment No. 1 to Registration Statement on Form S-1**
> **Filed May 13, 2014**
> **File No. 333-195097**

Dear Mr. Rosillo:

We have reviewed your amendment and your letter dated May 13, 2014, and we have the following comments.

General

1. We note that you have amended your certificate of incorporation. Please file the amendment as an exhibit.

Description of Business, page 15

General

2. We note your revisions to the risk factor section in response to comment eight of our letter dated May 1, 2014. Please also revise the Business section to discuss the effect of any existing or probable government regulations on your business, including any applicable export or import regulations or controls imposed by any country. We further note that your revised risk factor on page nine states that products with THC are not allowed to be imported into, or exported out of, the United States. Please clarify whether any of the industrial hemp or hemp-based products that you intend to import or export will contain THC.

Security Ownership of Certain Beneficial Owners and Management, page 26

3. Please provide the address for each beneficial owner.

<u>Certain Relationships and Related Transactions, page 26</u>

4. We note your response to comment 19 of our letter dated May 1, 2014. We reissue our comment in part. Please revise your disclosure in this section with respect to office space provided by Mr. Rosillo and file a written description of this verbal agreement as an exhibit.

5. We note your disclosure that you issued shares of restricted common stock to Elad Properties Corporation and ETN Services, LLC. Please provide the information required by Item 404 of Regulation S-K with respect to both of these transactions, including the name of the related person for each entity and the basis on which the person is a related person, the related person's interest in the transaction, including such person's position or relationship with each of the entities, and the approximate dollar value of the amount involved in the transaction. Please also describe the services provided for the company by both entities, or, to the extent no services were provided, please explain the purpose of the issuance of the shares. To the extent the shares were issued for services provided, please explain why you believe that you did not receive "compensation" for such shares. Please ensure that your revised disclosure fully explains your relationship with each of these entities and their anticipated future involvement, if any, in the business. In particular, we note that ETN Services, LLC is listed as a contact on the cover page of your registration statement. Please also explain the specific "restrictions" that have been placed on the restricted common stock issued to these entities.

6. Please revise your disclosure to accurately reflect the number of shares of common stock that were issued to Elad Properties Enterprise Corp.

<u>Exhibit 23.1</u>

7. Please update the consent in your next amendment.

You may contact Tracie Towner, Staff Accountant, at (202) 551-3744 or Al Pavot, Staff Accountant, (202) 551-3738 if you have questions regarding comments on the financial statements and related matters. Please contact Asia Timmons-Pierce, Staff Attorney, at (202) 551-3754 or Erin Jaskot, Staff Attorney, at (202) 551-3442 with any other questions.

Sincerely,

/s/ Erin K. Jaskot, *for*

Pamela Long
Assistant Director